Exhibit 99.1

2025
INTERIM REPORT

GRAPHEX

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 6128

2	Financial Highlights
3	Corporate Information
4	Unaudited Interim Condensed Consolidated Statement of Profit or Loss
5	Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
6	Unaudited Interim Condensed Consolidated Statement of Financial Position
8	Unaudited Interim Condensed Consolidated Statement of Changes in Equity
10	Unaudited Interim Condensed Consolidated Statement of Cash Flows
11	Notes to Unaudited Interim Condensed Consolidated Financial Statements
34	Management Discussion and Analysis
41	Other Information

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June
Results	2025 HK$’000	2024 HK$’000	Change
Revenue	76,835	93,742	(18)%
Graphene products	48,389	61,489	(21)%
Landscape architecture	28,446	32,253	(12)%
Adjusted segment EBITDA*	9,525	4,682	103%
Graphene products	10,563	7,374	43%
Landscape architecture	(1,038)	(2,692)	(61)%
Loss before tax	(28,016)	(57,303)	(51)%
Loss attributable to owners of the parent	(24,631)	(54,096)	(55)%
	HK cents	HK cents
		(Restated)
Basic loss per share attributable to ordinary equity holders of the parent	(6.23)	(16.83)	(63)%

*	Non-IFRS Measure

Results	At 30 June 2025 HK$’000	At 31 December 2024 HK$’000	Change
Total assets	891,292	809,348	10%
Net assets	379,310	280,360	35%
Shareholder’s equity	379,270	280,359	35%
Cash and bank balances	11,242	15,547	(28)%
Debt	222,023	235,980	(6)%

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures, impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised, unallocated other income and gains and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

Graphex Group Limited Interim Report 2025	2

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE WEBSITE

Executive Directors	www.graphexgroup.com

Mr. Lau Hing Tat Patrick	AUTHORISED REPRESENTATIVES
Mr. Chan Yick Yan Andross
Mr. Qiu Bin	Mr. Kwok Ka Hei
Mr. Chan Yick Yan Andross
Non-executive Director

Mr. Ma Lida	ALTERNATES TO AUTHORISED REPRESENTATIVES

Independent non-executive Directors
Mr. Lau Hing Tat Patrick
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai
Mr. Liu Kwong Sang	PRINCIPAL BANKERS
Mr. Tang Zhaodong (retired on 27 June 2025)
Bank of China (Hong Kong)
COMPANY SECRETARY	Bank of Communications
The Bank of East Asia
Mr. Kwok Ka Hei	The Hongkong and Shanghai Banking

REGISTERED OFFICE	PRINCIPAL SHARE REGISTRAR OFFICE

Windward 3	Ocorian Trust (Cayman) Limited
Regatta Office Park	Windward 3
P.O. Box 1350	Regatta Office Park
Grand Cayman KY1-1108	P.O. Box 1350
Cayman Islands	Grand Cayman KY1-1108
Cayman Islands

HEADQUARTER, HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG	HONG KONG SHARE REGISTRAR
Tricor Investor Services Limited
11/F COFCO Tower	17/F, Far East Finance Centre
262 Gloucester Road	16 Harcourt Road
Causeway Bay	Hong Kong
Hong Kong
ADR DEPOSITARY
AUDIT COMMITTEE
Bank of New York Mellon
Mr. Liu Kwong Sang (Chairman)
Ms. Tam Ip Fong Sin	INVESTOR RELATIONS
Mr. Wang Yuncai
Email: investrel@graphexgroup.com
REMUNERATION COMMITTEE
LEGAL ADVISER AS TO HONG KONG LAW
Ms. Tam Ip Fong Sin (Chairlady)
Mr. Wang Yuncai	Tso Au Yim & Yeung

NOMINATION COMMITTEE	AUDITOR

Ms. Tam Ip Fong Sin (Chairlady)	Crowe (HK) CPA Limited
Mr. Wang Yuncai

Graphex Group Limited Interim Report 2025	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2025

		For the six months ended 30 June
		2025	2024
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000
REVENUE	3	76,835	93,742
Cost of sales	7	(49,046)	(63,375)
GROSS PROFIT		27,789	30,367
Other income and gains	5	3,017	6,934
Loss on promissory note derecognised		(1,817)	–
Selling and marketing expenses		(722)	(1,230)
Administrative expenses		(49,975)	(67,270)
Research and development cost		(2,554)	(7,760)
Impairment losses on financial and contract assets, net		4,496	(6,704)
Impairment losses on property, plant and equipment and other intangible asset, net		–	(1,859)
Fair value loss on financial assets at fair value through profit or loss		(1)	(3)
Finance costs	6	(8,249)	(8,978)
Share of losses of associates		–	(800)
LOSS BEFORE TAX	7	(28,016)	(57,303)
Income tax credit	8	3,424	3,257
LOSS FOR THE PERIOD		(24,592)	(54,046)
Attributable to:
Owners of the parent		(24,631)	(54,096)
Non-controlling interests		39	50
		(24,592)	(54,046)
			(Restated)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY
EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(6.23) cents	HK(16.83) cents
Diluted
– For loss for the period		HK(6.23) cents	HK(16.83) cents

Graphex Group Limited Interim Report 2025	4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2025

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
LOSS FOR THE PERIOD	(24,592)	(54,046)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	7,503	(3,706)
OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	7,503	(3,706)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(17,089)	(57,752)

Attributable to:
Owners of the parent	(17,128)	(57,802)
Non-controlling interests	39	50

	(17,089)	(57,752)

Graphex Group Limited Interim Report 2025	5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2025

	Notes	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		24,824	25,947
Goodwill		101,939	101,939
Other intangible assets		392,895	408,408
Investments in associates		–	–
Equity investments designated at fair value through other comprehensive income		46	45
Prepayments, deposits and other receivables		15,126	5,054
Deferred tax assets		5,854	5,558
Total non-current assets		540,684	546,951
CURRENT ASSETS
Inventories		3,412	5,517
Trade and bills receivables	11	105,678	182,061
Prepayments, deposits and other receivables		216,348	41,702
Financial assets at fair value through profit or loss		22	23
Contract assets		13,906	17,115
Restricted bank deposit		605	101
Cash and cash equivalents		10,637	15,446
		350,608	261,965
Non-current assets held for sale		–	432
Total current assets		350,608	262,397
CURRENT LIABILITIES
Trade payables	12	31,405	51,462
Other payables and accruals		102,738	103,182
Contract liabilities		63,077	43,862
Lease liabilities		4,682	4,442
Interest-bearing borrowings	13	154,366	126,992
Convertible notes	14	3,798	3,798
Tax payable		33,816	33,275
Total current liabilities		393,882	367,013
NET CURRENT LIABILITIES		(43,274)	(104,616)
TOTAL ASSETS LESS CURRENT LIABILITIES		497,410	442,335

Graphex Group Limited Interim Report 2025	6

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2025

	Notes	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited)HK$’000
NON-CURRENT LIABILITIES
Lease liabilities		14,008	15,087
Interest-bearing borrowings	13	6,000	23,952
Promissory note		39,169	61,709
Deferred tax liabilities		58,923	61,227
Total non-current liabilities		118,100	161,975
NET ASSETS		379,310	280,360
EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares	15	46,949	11,738
– preference shares	15	3,236	3,236
Other reserves		329,085	265,385
		379,270	280,359
Non-controlling interests		40	1
TOTAL EQUITY		379,310	280,360

Graphex Group Limited Interim Report 2025	7

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2025

	Share capital HK$’000	Preference shares HK$’000	Share premium account* HK$’000	Share- based payment reserve* HK$’000	Conversion rights of convertible notes* HK$’000	Warrant reserve* HK$’000	Fair value reserve* HK$’000	Capital reserve* HK$’000	Reserve funds* HK$’000	Exchange fluctuation reserve* HK$’000	Accumulated losses* HK$’000	Total HK$’000	Non- controlling interests HK$’000	Total equity HK$’000
At 1 January 2025 As previously reported	11,738	3,236	817,646	8,824	827	19,943	(2,594)	5	10,701	(26,295)	(563,672)	280,359	1	280,360
Loss for the period	–	–	–	–	–	–	–	–	–	–	(24,631)	(24,631)	39	(24,592)
Other comprehensive income for the period:
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(1)	–	–	7,504	–	7,503	–	7,503
Total comprehensive loss for the period	–	–	–	–	–	–	(1)	–	–	7,504	(24,631)	(17,128)	39	(17,089)
Issue of ordinary shares upon completion of Rights Issue	35,211		80,816									116,027		116,027
Equity-settled share-based transactions	–	–	–	12	–	–	–	–	–	–	–	12	–	12
At 30 June 2025 (unaudited)	46,949	3,236	898,462	8,836	827	19,943	(2,595)	5	10,701	(18,791)	(588,303)	379,270	40	379,310

*	These reserve accounts as at 30 June 2025 comprise the consolidated other reserves of HK$329,085,000 (31 December 2024: HK$265,385,000) in the condensed consolidated statement of financial position.

Graphex Group Limited Interim Report 2025	8

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2025

	Share capital HK$’000	Preference shares HK$’000	Share premium account* HK$’000	Share- based payment reserve* HK$’000	Conversion rights of convertible notes* HK$’000	Warrant reserve* HK$’000	Fair value reserve* HK$’000	Capital reserve* HK$’000	Reserve funds* HK$’000	Exchange fluctuation reserve* HK$’000	Accumulated losses* HK$’000	Total HK$’000	Non- controlling interests HK$’000	Total equity HK$’000
At 1 January 2024 As previously reported	8,980	3,236	782,438	14,764	883	19,943	(2,606)	5	10,701	(16,420)	(452,237)	369,687	(49)	369,638
Loss for the period	–	–	–	–	–	–	–	–	–	–	(54,096)	(54,096)	50	(54,046)
Other comprehensive income for the period:
Exchange differences on translation of foreign operations										(3,706)		(3,706)		(3,706)
Total comprehensive loss for the period										(3,706)	(54,096)	(57,802)	50	(57,752)
Issue of ordinary shares upon conversion of convertible notes	6		438		(56)							388		388
Issue of ordinary shares under the share award scheme	264		11,783	(12,047)
Issue of ordinary shares	461	–	4,870	–	–	–	–	–	–	–	–	5,331	–	5,331
Equity-settled share-based transactions	–	–	–	11,642	–	–	–	–	–	–	–	11,642	–	11,642
At 30 June 2024 (unaudited)	9,711	3,236	799,529	14,359	827	19,943	(2,606)	5	10,701	(20,126)	(506,333)	329,246	1	329,247

*	These reserve accounts as at 30 June 2024 comprise the consolidated other reserves of HK$316,299,000 (31 December 2023: HK$357,471,000) in the condensed consolidated statement of financial position

Graphex Group Limited Interim Report 2025	9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2025

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Net cash flows used in operating activities	(23,403)	(739)
Net cash flows used in investing activities	(23,385)	(14,383)
Net cash flows generated from/(used in) financing activities	41,096	(1,587)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,692)	(16,709)
Cash and cash equivalents at beginning of period	15,446	27,190
Effect of foreign exchange rate changes, net	883	(90)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,637	10,391

Graphex Group Limited Interim Report 2025	10

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.1	BASIS OFPREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2025 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2024. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$24,631,000 for the six months ended 30 June 2025 and net current liabilities of HK$43,274,000 as at 30 June 2025.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these interim condensed consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2025 on a going concern basis.

Graphex Group Limited Interim Report 2025	11

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

2.1	BASIS OF PREPARATION (Continued)

Going concern basis (Continued)

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	The Group has obtained a short-term loan facility of HK$50,000,000 for financing its working capital;

(ii)	The Group has taken various cost control measures to tighten the costs of operations;

(iii)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv)	Graphex (Shandong) New Energy Technologies Limited (the “Graphex Shandong”), being an indirect wholly-owned subsidiary of the Company established for the purpose of operating a project in Nanshu Town has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to Graphex Shandong, whereby the Bank has indicated an intention of providing banking facilities of RMB400 million for the project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalisation of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these interim condensed consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2024, except for the adoption of new standards effective as of 1 January 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Graphex Group Limited Interim Report 2025	12

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE (Continued)

The IASB has issued an amended IFRSs that is first effective for the current accounting period of the Group:

Amendments to IAS 21	Lack of exchangeability

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Type of goods or services
Sales of graphene products	48,389	61,489
Landscape architecture services	28,446	32,253
Total Revenue	76,835	93,742
Geographical markets
Mainland China	61,930	79,587
Hong Kong	14,241	12,629
Others	664	1,526
Total Revenue	76,835	93,742
Timing of revenue recognition
Goods transferred at a point in time	48,389	61,489
Services transferred over time	28,446	32,253
Total Revenue	76,835	93,742

Graphex Group Limited Interim Report 2025	13

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following two major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a) Processing and sale of graphite and graphene related products (“Graphene Products Segment”); and

(b) Providing landscape architecture design (“Landscape Architecture Design Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

Graphex Group Limited Interim Report 2025	14

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2025 and 2024.

Six months ended 30 June 2025 (Unaudited)

	Graphene products HK$’000	Landscape architecture design HK$’000	Total HK$’000
Segment revenue (note 3)
Sales to external customers	48,389	28,446	76,835
Elimination of inter-segment sales	–	–	–
Segment results	(13,886)	2,763	(11,123)
Reconciliations:
Unallocated income and gains			1,162
Unallocated expenses			(10,487)
Unallocated finance costs			(7,223)
Unallocated depreciation and amortisation			(345)
Share of losses of associates			–
Loss before tax			(28,016)
Adjusted segment EBITDA (note (i))	10,563	(1,038)	9,525

Six months ended 30 June 2024 (Unaudited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	61,489	32,253	93,742
Elimination of inter-segment sales	–	–	–
Segment results	(15,830)	(13,058)	(28,888)
Reconciliations:
Unallocated income and gains			1,005
Unallocated expenses			(19,997)
Unallocated finance costs			(8,216)
Unallocated depreciation and amortisation			(407)
Share of losses of associates			(800)
Loss before tax			(57,303)
Adjusted segment EBITDA (note (i))	7,374	(2,692)	4,682

Graphex Group Limited Interim Report 2025	15

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2025 and 31 December 2024.

30 June 2025 (Unaudited)

	Graphene products HK$’000	Landscape architecture design HK$’000	Total HK$’000
Segment assets	736,242	102,071	838,313
Reconciliations:
Elimination of intersegment receivables			(20,249)
Unallocated assets			73,228
Total assets			891,292
Segment liabilities	120,671	90,153	210,824
Reconciliations:
Elimination of intersegment payables			(20,249)
Unallocated liabilities			321,407
Total liabilities			511,982

31 December 2024 (Audited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Segment assets	724,798	85,191	809,989
Reconciliations:
Elimination of intersegment receivables			(18,588)
Unallocated assets			17,947
Total assets			809,348
Segment liabilities	113,678	82,808	196,486
Reconciliations:
Elimination of intersegment payables			(18,588)
Unallocated liabilities			351,090
Total liabilities			528,988

Graphex Group Limited Interim Report 2025	16

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4. OPERATING SEGMENT INFORMATION (Continued)

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2025 and 2024.

Six months ended 30 June 2025 (Unaudited)

	Graphene products HK$’000	Landscape architecture design HK$’000	Total HK$’000
Other segment information
Share of losses of associates unallocated			–
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	1,579	(6,075)	(4,496)
– Property, plant and equipment and other intangible asset	–	–	–
Reconciliation:
Unallocated			–
Total			(4,496)
Depreciation and amortisation	22,425	1,655	24,080
Reconciliation:
Unallocated			345
Total			24,425
Income and gains allocated	1	1,854	1,855
Finance costs allocated	445	581	1,026
Investment in an associate unallocated			–
Capital expenditure (note (ii))	–	49	49
Reconciliation:
Unallocated			–
Total			49

Graphex Group Limited Interim Report 2025	17

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4.	OPERATING SEGMENT INFORMATION (Continued)

Six months ended 30 June 2024 (Unaudited)

	Graphene products HK$’000	Landscape architecture design HK$’000	Total HK$’000
Other segment information
Share of losses of associates unallocated			800
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	6,704	6,704
– Property, plant and equipment and other intangible asset	–	1,859	1,859
Reconciliation:
Unallocated			–
Total			8,563
Depreciation and amortisation	22,752	1,667	24,419
Reconciliation:
Unallocated			407
Total			24,826
Income and gains allocated	6	5,923	5,929
Finance costs allocated	452	310	762
Investment in an associateunallocated			–
Capital expenditure (note (ii))	–	41	41
Reconciliation:
Unallocated			–
Total			41

Graphex Group Limited Interim Report 2025	18

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

4.	OPERATING SEGMENT INFORMATION (Continued)

Notes:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share results of associates and joint ventures, impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised, unallocated other income and gains and corporate expenses.

A reconciliation of adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2025 (Unaudited) HK$’000	30 June 2024 (Unaudited) HK$’000
Loss before tax	(28,016)	(57,303)
Add:
Finance costs	8,249	8,978
Amortisation and depreciation
– property, plant and equipment	495	548
– right-of-use assets	2,377	2,390
– other intangible assets	21,553	21,888
EBITDA	4,658	(23,499)
Impairment of property, plant and equipment, net	–	1,740
Impairment of other intangible assets, net	–	119
Impairment loss of trade receivables, net	929	3,387
Impairment loss of contract assets, net	228	4,261
Impairment loss of other receivables, net	(5,653)	(944)
Fair value changes on financial assets at fair value through profit or loss	1	3
(Gain)/loss on disposal of items of property, plant and equipment	37	(177)
Share of losses of associates	–	800
Corporate expenses
– Directors and corporate staff salaries	3,092	9,289
– Auditor’s remuneration	574	620
– Legal and professional expenses	3,662	6,794
– Publicity expenses	267	632
– Bank charges	606	689
– Loss on promissory note derecognised	1,817	–
– Others	469	1,973
	10,487	19,997
Unallocated income and gains
– Dividend income from equity investments at fair value through other comprehensive income	(48)	(65)
– Interest income	(679)	(329)
– Gain on settlement of other payables upon issue of ordinary shares	–	(560)
– Others	(435)	(51)
	(1,162)	(1,005)
Adjusted segment EBITDA	9,525	4,682

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets. 19

Graphex Group Limited Interim Report 2025	19

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Other income
Service income	1,420	4,969
Dividend income from equity instruments at fair value through other comprehensive income	48	65
Interest income	682	786
Government grants (note)	431	291
	2,581	6,111
Gains
Payable written back	277	–
Gain on settlement of other payables upon issue of ordinary shares	–	560
Gain on disposal of items of property, plant and equipment	–	177
Exchange difference, net	1	1
Others	158	85
	436	823
	3,017	6,934

Note:	Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Interest on interest-bearing borrowings	4,911	4,621
Interest on convertible notes	510	928
Interest on promissory note	2,295	2,871
Interest on lease liabilities	533	558
	8,249	8,978

Graphex Group Limited Interim Report 2025	20

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000

Cost of inventories sold	32,538	45,249
Cost of services provided	16,508	18,126
Cost of sales	49,046	63,375
Amortisation and depreciation
– property, plant and equipment	495	548
– right-of-use assets	2,377	2,390
– other intangible assets	21,553	21,888
	24,425	24,826
Research and development cost: current year expenditure	2,554	7,760
Lease payments for leases less than 12 months	620	1,096
Auditor’s remuneration	595	685
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	24,706	30,938
– equity-settled share-based payment expenses	12	6,194
– pension scheme contributions (defined contribution scheme)	2,447	3,945
– welfare and other benefits	191	212
	27,356	41,289
Equity-settled share-based payment for services	–	5,448
Foreign exchange differences, net	4	(166)
Impairment of property, plant and equipment, net	–	1,740
Impairment of other intangible assets, net	–	119
Impairment loss of financial and contract assets, net
Impairment loss of trade receivables, net	929	3,387
Impairment loss of contract assets, net	228	4,261
Impairment loss of financial assets included in other receivables
and other assets, net	(5,653)	(944)
	(4,496)	6,704
Fair value loss on financial assets at fair value through profit or loss	1	3
Loss/(gain) on disposal of property, plant and equipment	37	(177)

Graphex Group Limited Interim Report 2025	21

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2024: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2024: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ended 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2024: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

	For the six months ended 30 June
	2025 Unaudited) HK$’000	2024 (Unaudited) HK$’000
Current tax:
Hong Kong	–	–
Mainland China	–	–
Deferred tax	(3,424)	(3,257)
Total tax credit for the period	(3,424)	(3,257)

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2024: nil) for the six months ended 30 June 2025.

Graphex Group Limited Interim Report 2025	22

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$24,631,000 (six months ended 30 June 2024: HK$54,096,000), and the weighted average number of ordinary shares of 395,606,713 (six months ended 30 June 2024 (restated): 321,407,348) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2025 and 2024 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Loss
Loss attributable to ordinary equity holders of the parent	(24,631)	(54,096)

	Number of shares For the six months ended 30 June
	2025 (Unaudited)	2024 (Unaudited) (Restated)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation (note)	395,606,713	321,407,348

Note:	The weighted average number of ordinary shares for the purpose of calculating basic loss per share has been adjusted for the share consolidation on 26 March 2025, as if the consolidation had occurred on 1 January 2024, being the beginning of the earliest period presented. Further details are set out in note 15(a).

The weighted average number of shares has also been adjusted for the bonus element of the rights issue completed on 21 May 2025 at a subscription price below market value. Details are set out in note 15(b). Comparative figures for the six months ended 30 June 2024 have been restated accordingly

Graphex Group Limited Interim Report 2025	23

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

11.	TRADE AND BILLS RECEIVABLES

	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
Trade and bills receivables	202,606	276,606
Allowance for impairment	(96,928)	(94,545)
	105,678	182,061

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
Within 6 months	39,388	71,681
Over 6 months but within 1 year	45,596	41,076
Over 1 year but within 2 years	20,694	69,304
Over 2 years but within 3 years	–	–
	105,678	182,061

Graphex Group Limited Interim Report 2025	24

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
Within 1 year	29,280	49,364
Over 1 year but within 2 years	50	55
Over 2 years but within 3 years	19	19
Over 3 years	2,056	2,024
	31,405	51,462

The trade payables are non-interest-bearing and are normally settled within three months.

13.	INTEREST-BEARING BORROWINGS

		30 June 2025 (Unaudited)
	Notes	Effective interest rate (%)	Maturity	HK$’000
Current
Bank borrowing - guaranteed	(a)	2.75-3.75	July 2025 to June 2026	12,209
Other borrowing - unsecured	(b)	3.75-15	On demand	12,110
Directors’ loan	(d)	3.75-6	1 January 2026	19,977
Current portion of corporate bonds
– unsecured	(c)(iv)	6	1 February 2026	12,500
– unsecured	(c)(i), (ii) and (iv)	6-10.04	On demand	97,570
				154,366
Non-current
Other borrowing - unsecured	(b)	9	December 2026	6,000
				6,000

Graphex Group Limited Interim Report 2025	25

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

13.	INTEREST-BEARING BORROWINGS (Continued)

		31 December 2024 (Audited)
	Notes	Effective interest rate (%)	Maturity	HK$’000
Current
Bank borrowing - guaranteed	(a)	2.95-3.75	May to December 2025	13,639
Other borrowing - unsecured	(b)	3.75-15	On demand	12,086
Current portion of corporate bonds
– unsecured	(c)(iv)	6	30 June 2025	76,040
– unsecured	(c)(i), (ii) and (iii)	9.13-10.04	On demand	25,227
				126,992
Non-current
Other borrowing - unsecured	(b)	9	December 2026	6,000
Other borrowing - unsecured	(b)	3	1 September 2027	5,452
Corporate bonds - unsecured	(c)(iv)	6	1 February 2026	12,500
				23,952

Notes:

(a)	During the period ended 30 June 2025, the Group obtained bank borrowings of HK$12,209,000 (31 December 2024: HK$13,639,000) denominated in Renminbi, carry fixed interest rate at 2.75% to 3.75% per annum (31 December 2024: 2.95% to 3.75%) and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b)	Included in the Group’s other borrowings - unsecured, HK$1,536,000 (31 December 2024: HK$1,512,000) was denominated in Renminbi and repayable on demand; HK$14,000,000 (31 December 2024: HK$19,452,000) was denominated in Hong Kong dollars, and of which, HK$8,000,000 (31 December 2024: HK$8,000,000) and HK$6,000,000 (31 December 2024: HK$11,452,000) were included under current and non-current liabilities respectively, HK$2,574,000 (31 December 2024: HK$2,574,000) was denominated in US dollar and included in current liabilities.

Graphex Group Limited Interim Report 2025	26

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

13.	INTEREST-BEARING BORROWINGS (Continued)

Notes: (Continued)

(c)	The corporate bonds recognised in the interim condensed consolidated financial statements are calculated as follows:

	6% Corporate Bonds HK$’000 (note (i))	6% Corporate Bonds HK$’000 (note (ii))	6% Corporate Bonds HK$’000 (note (ii))	6% Corporate Bonds HK$’000 (note (iv))	Total HK$’000
Carrying amount as at 1 January 2024	12,486	9,306	5,040	88,540	115,372
Repayment	(230)	(755)	(620)	–	(1,605)
Interest charged	–	–	–	5,312	5,312
Interest paid and interest payable included in other payables and accruals	–	–	–	(5,312)	(5,312)
Carrying amount as at 31 December 2024	12,256	8,551	4,420	88,540	113,767
Carrying amount as at 1 January 2025	12,256	8,551	4,420	88,540	113,767
Repayment	(2,766)	–	(931)	–	(3,697)
Interest charged	–	–	–	2,634	2,634
Interest paid and interest payable included in other payables and accruals	–	–	–	(2,634)	(2,634)
Carrying amount as at 30 June 2025	9,490	8,551	3,489	88,540	110,070

(i)	The corporate bonds matured in 2021. In June 2023, the certain holders of corporate bonds with aggregate carrying amount of approximately HK$10,469,000 have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities. At 30 June 2025, the remaining balance of the corporate bonds of HK$9,490,000 (2024: HK$12,256,000) was repayable on demand. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(ii)	The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively, which were matured in 2021 and 2022, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. Up to February 2023, Corporate bonds with aggregate nominal value of HK$70,071,000 were extended to 2025, as agreed with the corporate bond holders. Since the holders of the corporate bonds with aggregate carrying amount of approximately HK$57,571,000 have right to demand immediate repayment in May 2024, the related bonds have been reclassified under current liabilities. As at 30 June 2025, the remaining balance of corporate bonds of HK$12,040,000 (2024: HK$12,971,000) was repayable on demand.

(iii)	On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, after net of related transaction costs, was received in 2021. The bonds matured in 2023 and carried coupon interest at a rate of 6% per annum and payable annually. In June 2023, the holders of corporate bonds have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities.

(iv)	The balance represents the extended corporate bonds which were mentioned in note (i) to note (iii). On 30 December 2024, corporate bonds with aggregate nominal value of HK$12,500,000 were extended to 1 February 2026, as agreed with the corporate bond holders. As at 30 June 2025, the balance of corporate bonds of HK$76,040,000 (2024: HK$nil) was repayable on demand.

(d)	On 2 January 2025, the Group entered into two loan agreements of HK$2,227,000 and RMB8,750,000, respectively, with Mr. Andross Chan, the Chief Executive Officer and an executive Director of the Group, to support the Group’s business operation with 1 year term which were unsecured and bore interest at 3.75%-6% per annum. As at 30 June 2025, the outstanding balance of the loans were HK$11,822,000.

On 2 January 2025, the Group entered into a loan agreement of HK$8,155,000 with Mr. Patrick Lau, an executive Director of the Group, to support the Group’s business operation with 1 year term which was unsecured and bore interest at 6% per annum. As at 30 June 2025, the outstanding balance of the loan was HK$8,155,000.

Graphex Group Limited Interim Report 2025	27

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

14.	CONVERTIBLE NOTES

	Equity component
	Liability component HK$’000	Conversion rights HK$’000	Warrant reserve HK$’000	Total HK$’000
At 1 January 2024	4,158	883	19,943	24,984
Effective interest for the year	28	–	–	28
Conversion to ordinary shares	(388)	(56)	–	(444)
At 31 December 2024	3,798	827	19,943	24,568
Effective interest for the year	–	–	–	–
At 30 June 2025	3,798	827	19,943	24,568
At 30 June 2025
Current portion of convertible notes	3,798
Non-current portion of convertible notes	–
At 31 December 2024
Current portion of convertible notes	3,798
Non-current portion of convertible notes	–

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. (“Lexinter”) on 19 January 2021 (“Subscription Agreement”), the Company shall issue the convertible notes and warrants in tranches with aggregate principal value of US$15,000,000 (equivalent to HK$116,250,000 at the fixed exchange rate of HK$7.75: US$1). The financial obligations in the convertible notes and warrants in Hong Kong dollars are fixed in accordance with the subscription agreement. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

Graphex Group Limited Interim Report 2025	28

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

14.	CONVERTIBLE NOTES (Continued)

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i)	Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii)	Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the period ended 30 June 2025, there were no conversion of convertible notes. During the period ended 30 June 2024, convertible notes with principal amount of US$50,000 (equivalent to HK$387,500 at the fixed exchange rate of HK$7.75: US$1) were converted into 596,153 per ordinary share.

At 30 June 2025, there were outstanding convertible notes with aggregate principal value of US$490,000 (31 December 2024: US$490,000), which was equivalent to approximately HK$3,797,500 (31 December 2024: HK$3,797,500) at the fixed exchange rate of HK$7.75: US$1 as stipulated in the Subscription Agreement, out of which convertible notes with principal value of US$290,000 and US$200,000 was overdue since 23 August 2023 and 9 January 2024, respectively. The holder of these convertible notes has not taken any legal action against the Company.

At 30 June 2025, the effective interest rate of the liabilities component of the convertible notes ranged from 18.84% to 22.04% (year ended 31 December 2024: 18.84% to 22.04%).

Upon completion of the share consolidation and rights issue, both the conversion price of the convertible notes and the exercise price of the warrants were adjusted to HK$0.17. At 30 June 2025, 22,338,235 (year ended 31 December 2024: 5,842,311) and 341,911,763 (year ended 31 December 2024: 89,423,076) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.17 (31 December 2024: HK$0.65) per ordinary share, respectively.

At 30 June 2025 and 31 December 2024, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter for the outstanding convertible notes and the warrants.

Graphex Group Limited Interim Report 2025	29

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

15.	SHARE CAPITAL

Ordinary shares

	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
Issued and fully paid
938,987,722 (31 December 2024: 1,173,806,762) ordinary shares of HK$0.05 (31 December 2024: HK$0.01) each	46,949	11,738

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid shares	Nominal value of shares HK$’000	Share premium account HK$’000
As at 31 December 2024 and 1 January 2025	1,173,806,762	11,738	642,455
Share consolidation (note (a))	(939,045,410)	–	–
Rights issue (note (b))	704,226,370	35,211	80,816
As at 30 June 2025	938,987,722	46,949	723,271

Notes:

(a)	Pursuant to the extraordinary general meeting held on 24 March 2025, the shareholders approved the consolidation of the Company’s share by 5 shares into 1 share. On 26 March 2025, the share consolidation had become effective. The authorised share capital of the Company became HK$90,000,000 divided into 1,800,000,000 consolidated Shares of HK$0.05 each, of which 234,761,352 consolidated shares (which were fully paid or credited as fully paid) were in issue.

(b)	On 21 May 2025, the Company completed the rights issue on the basis of three rights shares for every one existing share (after the share consolidation became effective) held at the subscription price of HK$0.17 per right share. 704,226,370 shares were allotted and issued and the net proceeds raised from the rights issue were approximately HK$115.7 million. The closing market price of the Company’s shares on the issue date was HK$0.214 per share.

Graphex Group Limited Interim Report 2025	30

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

15.	SHARE CAPITAL (Continued)

Preference shares

	30 June 2025 (Unaudited) HK$’000	31 December 2024 (Audited) HK$’000
Issued and fully paid
323,657,534 (31 December 2024: 323,657,534) preference shares of HK$0.01 each	3,236	3,236

A summary of movements in the Company’s preference share is as follows:

	Number of issued and fully paid preference shares	Nominal value of shares HK$’000	Share premium account HK$’000
As at 1 January 2025 and 30 June 2025	323,657,534	3,236	175,191

Warrants

As at 30 June 2025, the Company had 341,911,763 (31 December 2024: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.17 (31 December 2024: HK$0.65) per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the warrants during the period ended 30 June 2025 and year ended and at 31 December 2024 are as follows:

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise price HK$	Weighted average remaining contractual life in years
As at 1 January 2024	89,423,076	0.65	2.5
Issue of warrants	–
As at 31 December 2024	89,423,076	0.65	1.5
Effect of share consolidation	(71,538,461)
Effect of rights issue	324,027,148
As at 30 June 2025	341,911,763	0.17	1.0

Graphex Group Limited Interim Report 2025	31

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

16.	MATERIAL RELATED PARTY TRANSACTIONS

(a)	In addition to the transactions detailed elsewhere in the condensed financial statements, the Group had the following transactions with related parties during the period:

		For the six months ended 30 June
	Notes	2025 (Unaudited) HK$’000	2024 (Unaudited) HK$’000
Contract revenue from Pubang	(i)	–	363
Loans to
上海奕桂品牌管理有限公司 (“Yigui”)	(ii)	20,155	17,946
Earthasia Worldwide Holdings Limited (“EA Trading”)	(iii)	10,609	5,300
Repayment of loans from
EA Trading	(iii)	2,709	–
Yigui	(ii)	13,292	7,470
上海泰迪朋友投資管理有限公司 (“Teddy”)		–	1,220
Interest income from
Yigui	(ii)	–	442
EA Trading	(iii)	676	329
Loan from
Andross Chan	(iv)	11,830	–
Patrick Lau	(iv)	8,155	–
Interest expenses to
Andross Chan	(iv)	245	–
Patrick Lau	(iv)	245	–

Notes:

(i)	The Group’s contract revenue derived from Pubang for the period ended 30 June 2025 amounted to HK$nil (six months ended 30 June 2024: HK$363,000).

(ii)	The Group granted a short-term loan in aggregate of RMB18,575,000 (six months ended 30 June 2024: RMB16,300,000) to Yigui, a joint venture of the Group during the period. The interest rate was 4% (six months ended 30 June 2024: 4%) per annum. During the six month ended 30 June, 2025, Yigui repaid RMB12,250,000 (six months ended 30 June 2024: RMB6,785,000) to the Group. The outstanding balance of the loan was RMB11,485,000 as at 30 June 2025 (six months ended 30 June 2024: RMB9,515,000).

(iii)	On 27 March 2025, the Group renewed its existing revolving loan facility of HK$21,000,000 granted to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The outstanding principal and interest were HK$8,209,000 and HK$14,000, respectively, as at 30 June 2025.

Graphex Group Limited Interim Report 2025	32

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

16.	MATERIAL RELATED PARTY TRANSACTIONS (Continued)

(a)	(Continued)

Notes: (Continued)

(iv)	On 2 January 2025, the Group entered into two loan agreements of HK$2,227,000 and RMB8,750,000 respectively, with Mr. Andross Chan, the Chief Executive Officer and an executive Director of the Group, to support the Group’s business operation with 1 year term which were unsecured and bore interest at 3.75%-6% per annum. As at 30 June 2025, the outstanding balance of the loans were HK$11,822,000.

On 2 January 2025, the Group entered into a loan agreement of HK$8,155,000 with Mr. Patrick Lau, an executive Director of the Group, to support the Group’s business operation with 1 year term which was unsecured and bore interest at 6% per annum. As at 30 June 2025, the outstanding balance of the loan was HK$8,155,000.

(b)	In addition to the balances detailed elsewhere in the condensed financial statements, the Group had the following balances with related parties during the period:

(i)	Details of the Group’s loan to an associate with net balance HK$nil (31 December 2024: HK$nil) after net of provision of HK$987,000 (31 December 2024: HK$972,000) are included in the Group’s prepayment, deposits and other receivables.

(ii)	Included in the Group’s prepayment, deposits and other receivables were an amount due from joint ventures of HK$15,000 (2024: HK$786,000), which have no fixed terms of repayment and are interest-free and unsecured.

(iii)	Included in the Group’s other payables and accruals were amounts due to directors, Mr. Patrick Lau of HK$1,245,000 (31 December 2024: HK$306,000), Mr. Andross Chan of HK$247,000 (31 December 2024: HK$2,988,000) and Mr. Qiu Bin of HK$929,000 (31 December 2024: HK$928,000) and which were interest-free, unsecured and repayable on demand.

17.	EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no material event affecting the Group has occurred after the six months ended 30 June 2025.

18.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

19.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 28 August 2025.

Graphex Group Limited Interim Report 2025	33

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Graphene Products Business

The revenue contributed by the Graphene Products Segment for the period ended 30 June 2025 recorded a period- to- period decline of 21.3% to approximately HK$48.4 million, representing 63% of the total revenue of the Group. The decline in revenue is due to drop of price caused by keen competition. The adjusted EBITDA of Graphene Products Segment increased HK$3.2 million or 43.2% to approximately HK$10.6 million compared to the same period of 2024. The increase in adjusted EBITDA was primarily due to effective cost control measurements. For the period ended 30 June 2025, the total output of spherical graphite was approximately 5,000 metric tons. All of the spherical graphite is produced and sold in China.

The Group will continue to adopt a cautious approach in increasing the production capacity of our graphene products. As mentioned previously, three new patents belonging to the Group have been published, and one new patent application has been submitted. These patents pertain to innovative processing technologies and the manufacturing of silicon-carbon anode materials. The Group is firmly convinced that investing in technology and research is essential for maintaining its position within the battery supply chain.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$28.4 million for the six months ended 30 June 2025, representing a decrease of approximately 11.8%, as compared with that of approximately HK$32.2 million for the six months ended 30 June 2024. The decrease in revenue was primarily due to the slowdown in real estate development market in China.

For the six months ended 30 June 2025, the Group entered into 25 new contracts with a total contract sum of approximately HK$21.2 million for projects located in the PRC and 18 new contracts with a total contract sum of approximately HK$8.5 million for projects located in Hong Kong. Geographically, approximately 71.4% of the new contract sum represented projects located in the PRC and approximately 28.6% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum (HK$‘million)
2025	43	29.7
2024	57	47.6

The new contract sum decreased to approximately HK$29.7 million for the six months ended 30 June 2025, representing a decrease of approximately 37.6%, as compared with that of approximately HK$47.6 million for the last reporting period.

Graphex Group Limited Interim Report 2025	34

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$76.8 million in the first half of 2025, compared with HK$93.7 million for the six months ended 30 June 2024, representing year-on-year decrease of approximately 18%. The decrease was mainly attributable to the less favourable market and economic environment.

The graphene products segment contributed revenue of approximately HK$48.4 million, representing a decrease of approximately 21.3%, compared with HK$61.5 million for the six months ended 30 June 2024. The landscape architecture segment contributed revenue of approximately HK$28.4 million, representing a decrease of approximately 11.8%, compared with HK$32.2 million for the six months ended 30 June 2024.

Cost of sales

Cost of sales decreased to approximately HK$49 million for the six months ended 30 June 2025, representing a decrease of approximately 22.7%, as compared with that of approximately HK$63.4 million for the same period in 2024.

Cost of sales mainly represented cost of inventories in respect of graphene products business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from the graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$27.8 million for the six months ended 30 June 2025, representing a decrease of approximately 8.3%, as compared with that of approximately HK$30.3 million for the same period in 2024.

Gross profit margin increased to approximately 36% for the six months ended 30 June 2025, as compared with that of approximately 32% for the same period in 2024. The slight increase was mainly attributable to the increase in the gross profit margin in the graphene segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$0.7 million for the six months ended 30 June 2025, representing a decrease of approximately 41.7%, as compared with that of approximately HK$1.2 million for the same period in 2024. The decrease was mainly attributable to the decrease in revenue in the graphene segment.

Administrative expenses

Administrative expenses decreased to approximately HK$50 million for the six months ended 30 June 2025, representing a decrease of approximately 25.7%, as compared with that of approximately HK$67.3 million for the same period in 2024. The decrease was a combined effect of (i) the decrease in share-based payment expenses of approximately HK$11.6 million including share awards to directors, employees and consultants and (ii) the decrease in the overall salaries of the Group of approximately HK$6.1 million which is attributable to the effective cost control measurement.

Graphex Group Limited Interim Report 2025	35

MANAGEMENT DISCUSSION AND ANALYSIS

Impairment loss on financial and contract assets

During the six months ended 30 June 2025, the Group recognised a reversal of impairment losses on trade receivables, contract assets, and other receivables of approximately HK$4.5 million, compared to an impairment loss of approximately HK$6.7 million for the same period in 2024, representing a decrease of approximately 167.2%. The decrease was primarily due to the Group having collected a single other receivable of approximately HK$5.7 million during the period.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$24.6 million for the six months ended 30 June 2025, as compared with that of a loss attributable to owners of the Company of approximately HK$54.1 million for the same period in 2024.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2025 HK$’000		As at 31 December 2024 HK$’000
Current assets	350,608		262,397
Current liabilities	393,882		367,013
Current ratio	0.89	x	0.71	x

The current ratio of the Group at 30 June 2025 was approximately 0.89 times as compared to that of approximately 0.71 times at 31 December 2024 as a result of rights issue completed during the period.

At 30 June 2025, the Group had total cash and bank balances of approximately HK$11.2 million (31 December 2024: HK$15.5 million).

At 30 June 2025, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 58.5% (31 December 2024: 84.2%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2025, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$110.1 million, issued promissory notes of approximately HK$39.2 million, issued convertible notes (as liability) of approximately HK$3.8 million, 938,987,7 22 ordinary shares and 323,657,534 preference shares in issue.

Graphex Group Limited Interim Report 2025	36

MANAGEMENT DISCUSSION AND ANALYSIS

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2025.

PLEDGE OF ASSETS

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly-owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

CAPITAL COMMITMENT

(i)	At 30 June 2025 and 31 December 2024, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June 2025 HK$’000	As at 31 December 2024 HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	35,032	5,637

(ii)	On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

Graphex Group Limited Interim Report 2025	37

MANAGEMENT DISCUSSION AND ANALYSIS

(iii)	On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (“Phase 1 Project”) in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium- ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Group’s internal resources and/or bank borrowings and/ or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

On 10 January 2024, Graphex Shangdong, an indirectly wholly-owned subsidiary of the Group, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent as stipulated in the lease agreement to approximately HK$65,936,000). Due to the delay implementation of Phase 1 for reasons mentioned above, the factory buildings as stipulated in the lease agreement have not been handed over to Graphex Shangdong up to the date of approval of these consolidated financial statements, and the landlord has agreed that Graphex Shangdong lease agreement will not be commenced until the landlord has provided Graphex Shangdong with the legal proof of its right to lease the factory buildings. The right-of-use assets and the lease liabilities have not yet recognised at 30 June 2025.

(iv)	During the year and at the reporting period end pursuant to the above Cooperation Agreement, the Company and the Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the “Phase 2 Project”). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Upon to the date of approval of financial statements, no formal agreement or lease agreement has been made for Phase 2 Project.

FOREIGN EXCHANGE EXPOSURE

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Graphex Group Limited Interim Report 2025	38

MANAGEMENT DISCUSSION AND ANALYSIS

HUMAN RESOURCES AND EMPLOYEES’ REMUNERATION

As at 30 June 2025, the Group had 219 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2025, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

USE OF RIGHTS ISSUE PROCEEDS

During the six months period ended 30 June 2025, the Company conducted a share consolidation (the “Share Consolidation”) pursuant to which every five (5) issued and unissued shares of HK$0.01 each would be consolidated into one (1) consolidated share (the “Consolidated Share”) of HK$0.05 each. The Company also completed a rights issue (the “Rights Issue”) on the basis of three (3) rights shares (the “Rights Shares”) for every one (1) Consolidated Share held on the record date for determining entitlements under the Rights Issue, at the subscription price (the “Subscription Price”) of HK$0.17 per Rights Share.

On 26 March 2025, the Share Consolidation became effective. The authorised share capital of the Company became HK$90,000,000 divided into 1,800,000,000 Consolidated Shares of HK$0.05 each, of which 234,761,352 Consolidated Shares (fully paid or credited as fully paid) were issued.

On 22 May 2025, a total of 704,226,370 shares were allotted and issued by the Company pursuant to the Rights Issue.

Graphex Group Limited Interim Report 2025	39

MANAGEMENT DISCUSSION AND ANALYSIS

Set out below are details of the allocation of the net proceeds, the utilised and remaining amounts of net proceeds in relation to the Rights Issue as at 30 June 2025:

Uses	Intended use HK$ million	Utilised net proceeds up to 30 June 2025 HK$ million	Remaining balance as of 30 June 2025 HK$ million	Expected timeline for the intended use
Implementation of the project in Graphene	57.9	14.9	43.0	On or before
Products Business				December 2025
Repayment of outstanding loans and interests	34.7	34.7	–	On or before
				December 2025
General working capital	23.1	8.4	14.7	On or before
				December 2025
	115.7	58.0	57.7

Please refer to the announcements of the Company dated 3 December 2024, 8 January 2025, 24 March 2025, 2 May 2025 and 21 May 2025, the circular of the Company dated 27 January 2025 and the prospectus of the Company dated 7 April 2025 for further details.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim report, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim report.

PROSPECTS

Despite electrification in the western countries has been slowing down for various reasons, we see an enormous increase in battery demands in other parts of the world. The battery industry has become an essential element for high living standards and sustainable future. The Group is proud to be part of the battery supply chain and will strive to produce top quality battery anode materials. The expansion plan set out by the Group will be executed in due course. Looking ahead, the company is exploring additional avenues for growth and seeking new investment opportunities to strengthen its financial position. Market trends and strategic partnerships are being monitored closely to ensure continued resilience and adaptability in changing economic conditions.

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OTHER INFORMATION

DISCLOSURE OF INTERESTS

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its associated corporations

As at 30 June 2025, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

		Number of shares				Number of underlying shares held under the Share		Approximate
Name of Director	Capacity	Personal interest	Family interest	Corporate interest	Other interest	Option Scheme	Total	% of shareholding
Chan YickYan Andross	Beneficial owner, interest of controlled corporation	978,800	–	33,743,377	–	–	34,722,177	3.70%

Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	4,744,400	–	24,200,689	–		28,945,089	3.08%

Qiu Bin	Beneficial owner	136,000	–	–	–	–	136,000	0.01%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Graphex Group Limited Interim Report 2025	41

OTHER INFORMATION

Saved as disclosed above, as at 30 June 2025, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2025, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled “Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations”, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of shares	Approximately % of shareholding
Tycoon Partner Holdings Limited[1]	Beneficial owner	93,500,000	9.96%
Wu Wenbei[1]	Interest of controlled	93,500,000	9.96%
	corporation
Shen Taoyu[1]	Interest of controlled	93,500,000	9.96%
	corporation
Yu Justin	Beneficial owner	92,500,000	9.85%

Note:

1.	Tycoon Partner Holdings Limited is owned as to 50% and 50% by Mr. Shen Taoyu and Mr. Wu Wenbei respectively. Accordingly, each of them is deemed to be interested in the shares of the Company held by Tycoon Partner Holdings Limited under the SFO.

DIRECTORS’ INTERESTS IN COMPETING INTERESTS

The Directors were not aware of any business or interest of the Directors and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the period ended 30 June 2025.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of Directors are set out below:

Director	Details of Change

Mr. Tang Zhaodong	Ceased to be an independent non-executive director on 27 June 2025

Graphex Group Limited Interim Report 2025	42

OTHER INFORMATION

SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

The Board has resolved to terminate the existing share option scheme on 9 January 2023.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 3,450,306 Shares, representing approximately 0.87% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2025.

A summary of the movements of the outstanding share options during the six months ended 30 June 2025 are as follows:

					Number of Share Options
Grantees	Date of grant	Vesting date	Exercisable period	Exercise price (HK$)	As at 1/1/2024	Granted	Exercised	Cancelled/ Lapsed	Adjusted during the period	As at 30/6/2025
Employee(s)
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	1.82 (note 3)	9,677,692	–	–	–	(6,227,386) (note 3)	3,450,306

Notes:

1.	The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

2.	No share options were cancelled or lapsed during the reporting period.

3.	As a result of the share consolidation and the completion of the rights issue, the exercise price was adjusted to HK$1.82 and the total number of shares which may be issued upon exercise of all outstanding share options has been adjusted to 3,450,306 shares, details please refer to the Company’s announcement dated 24 March 2025 and circular dated 27 January 2025 and 21 May 2025.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

2023 SHARE AWARD SCHEME

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

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OTHER INFORMATION

Summary of the 2023 Share Award Scheme

1.	Purposes	(i) to attract talents, suitable personnel and entities that are eligible participants; (ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group and related entities; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and related entities; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group and related entities

2.	Qualifying participants	(i) Any director and employee of the Group or its subsidiaries; (ii) Any director and employee of the related entities of the Group; and (iii) Any person who provided services to the Group on a continuing or recurring basis

3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the 2023 Share Award Scheme (i.e. 68,349,307 shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time

5.	Vesting period	Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein

6.	The amount payable on acceptance of the award	Nil

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 6 February 2023

The Remuneration Committee has noted that the 2023 Share Award Scheme is intended to attract talents, suitable personnel and entities who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; to award certain selected participants with award shares for accepting their appointments, employments or engagement by the Group; to provide certain participants with incentives in order to retain them for the continual operation, development and growth of the Group and to improve or create sense of connection and/or loyalty of certain selected participants to the Group. In recommending the grant of those share awards to the selected participants and determining the number of share awards and the relevant vesting periods for the share awards to be granted, the Remuneration Committee has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of share awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept award shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the share awards could further motivate their performances for the benefit of the businesses of the Group.

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OTHER INFORMATION

The Remuneration Committee considered that for those share awards granted with the vesting period less than 12 months from the date of grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent for the development and growth of the Group’s Graphene Products Business. It is necessary to enable the Company to offer competitive employment package to the grantees in order to retain valuable and loyal talent and to attract the talent and suitable personnel who will accept award shares as part of his/her remuneration, compensation or payment packages in accepting to stay on and continue his/her employment with the Group to further promote the development and growth of the Group’s businesses, to improve or create sense of connection and/or loyalty of him/her to the Group and to provide incentive to him/her to continue to work for the success and improve the performance of the Group and thus it could align the interest of the grantees with the Company and its shareholders as a whole.

Accordingly, having taken into account the factors above, the Remuneration Committee considered that notwithstanding the absence of performance targets, the shorter vesting period and the limited clawback mechanism, the share awards granted during the year ended 31 December 2023 can incentivize the grantees to strive for the future development of the Company which was in line with the purpose of 2023 Share Award Scheme.

During the six months ended 30 June 2025, there was no share awards granted under the 2023 Share Award Scheme.

During the six months ended 30 June 2025, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was 500,000 and nil, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the six months ended 30 June 2025, the equity-settled share-based compensation under the 2023 Share Award Scheme of HK$12,000 is included in employee benefit expenses.

Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the six months ended 30 June 2025 were nil.

The number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 5,215,224 Shares, representing approximately 1.32% of the weighted average number of Shares issued and outstanding for the six months ended 30 June 2025.

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OTHER INFORMATION

A summary of the movements of the share awards during the period ended 30 June 2025 are as follows:

			Number of Share Awards					Actual issued/ allotted
Grantees	Date of Grant	Vesting date	As at 1/1/2025	Granted	Vested	Cancelled/ Lapsed	As at 30/6/2025	As at 30/6/2025
Employees (note 2)	12/6/2023	1/2/2025	500,000	–	500,000 (note 1)	–	–	–
			500,000		500,000		–	–

Notes:

1.	The weighted average closing price of the shares immediately before the vesting date was HK$0.121 each share.

2.	Employee Grantees refer to the employees of the Company or its subsidiaries.

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

Summary of the EIL Share Award Scheme

1.	Purposes	to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group

2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group

3.	Maximum number of shares	Not exceeding 10% of the shares of EIL (“EIL Shares”) in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of EIL from time to time

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OTHER INFORMATION

5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice

6.	The amount payable on acceptance of the award	HK$1.00 per awarded EIL Share

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021

During the period ended 30 June 2025, no EIL share awards granted. No unvested EIL share awards were outstanding as at 30 June 2025.

During the period ended 30 June 2025, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the period ended 30 June 2025 were 400 EIL Shares and 400 EIL Shares respectively.

During the period ended 30 June 2025, EIL was not a principal subsidiary of the Company within the meaning of

Rule 17.14 of the Listing Rules.

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules during the reporting period ended 30 June 2025. The Company will continue to review and monitor its corporate governance practices to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2025.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2025, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

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OTHER INFORMATION

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three members namely, Mr. Liu Kwong Sang (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s interim results for the six months ended 30 June 2025 have not been reviewed by external auditor but have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2025 (six months ended 30 June 2024: nil).

APPRECIATION

Finally, we would like to express our gratitude to the Shareholders, business partners, subconsultants and customers for their continuous support. We would also like to thank our dedicated staff for their contributions to the success of the Group.

Lau Hing Tat Patrick

Chairman

Hong Kong, 28 August 2025

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